650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com david j. berger

Internet: dberger@wsgr.com

Direct Dial: (650) 320-4901

April 21, 2015

BY EDGAR AND EMAIL

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Big 5 Sporting Goods Corporation

PREC14A filed April 7, 2015

Filed by Stadium Capital Management, LLC et al

File No. 0-49850

Dear Ms. Chalk:

On behalf of our client, Stadium Capital Management, LLC (“Stadium Capital”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 14, 2015, relating to Stadium Capital’s preliminary proxy statement on Schedule 14A filed with the Commission on April 7, 2015 (the “Proxy Statement”).

In connection with the submission of this letter, Stadium Capital is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with Stadium Capital’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

For your convenience, we are emailing you a copy of the Amended Proxy Statement and a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

Christina Chalk, Esq.

April 21, 2015

Preliminary Proxy Statement – General

1.	Describe Stadium Capital’s and its affiliates’ interests in the solicitation, and in particular, those interests not shared by other Big 5 Sporting Goods shareholders incident to their business as an investment advisory firm. See Item 5(b)(1) of Schedule 14A.

Stadium Capital respectfully advises the Staff that it has no interests in this solicitation that are not shared by other stockholders of the Company. Stadium Capital is an investment advisory firm, but that status does not create an interest in the solicitation that is different from those held by other stockholders of the Company.

Cover Page

2.	At the bottom of the cover page, where you identify Stadium Capital, Alexander M. Seaver, Bradley R. Kent and the Nominees as “participants” in the proxy solicitation, revise to include the additional Stadium Capital entities that are also participants.

Stadium Capital has revised the cover page to clarify the additional Stadium Capital entities that are also participants.

The Company’s Poor Governance Prevents Directors Form Being Accountable, page 2

3.	Specifically identify the “numerous unusually high supermajority vote requirements” in the Company’s bylaws and charter that you assert are intended to frustrate the will of a majority of shareholders.

Stadium Capital has revised page 2 to include examples of the supermajority requirements in the Charter and Bylaws.

4.	Consider revising your statement that neither “Stadium Capital nor the Nominees have any specific plans to modify the Company’s governance practices.” You appear to be describing some specific practices you will attempt to change (declassifying the Board, eliminating the plurality voting standard in uncontested director elections, amending the bylaws to eliminate restrictive supermajority requirements).

Stadium Capital has revised page 2 to eliminate any statements regarding its plans to modify the Company’s governance practices.

Christina Chalk, Esq.

April 21, 2015

Background of this Proxy Solicitation, page 7

5.	Describe in greater details [sic] the material terms of the Company’s proposal to Stadium Capital of April 2, 2015 and Stadium Capital’s counterproposal of April 3, 2015. Specifically describe the changes to the Board each side proposed and the governance changes advocated by Stadium Capital.

Stadium Capital has revised pages 8 and 9 to provide greater detail regarding the proposals made by the Company and Stadium Capital on April 2, 2015, and April 3, 2015, as well as proposals made subsequent to those dates.

Proposal 1 – Election of Directors, page 9

6.	Refer to the disclosure in the first full paragraph on page 11. Revise to conform it to the limits of discretionary authority outlined in Rule 14a-4(c)(5).

Stadium Capital has revised page 12 to conform the first full paragraph to the limits of discretionary authority outlined in Rule 14a-4(c)(5).

Proposal to Repeal Classified Board, page 12

7.	Expand to describe all possible effects of de-staggering the Board, including the potential impact on takeovers.

Stadium Capital respectfully advises the Staff that it does not believe that this disclosure is required or appropriate. Stadium Capital submitted the declassification proposal pursuant to Rule 14a-8 and is reprinting the proposal in the Amended Proxy Statement exactly as it was submitted. Rule 14a-8 does not require a stockholder proponent to describe all possible effects of a stockholder proposal. The Staff’s comment would impose an additional obligation on Stadium Capital that is not found in Rule 14a-8. We note that the Board, in determining to recommend that stockholders vote in favor of the declassification proposal, did not describe any of the effects of the proposal in the Company Proxy Statement.

8.	Supplementally provide the studies and other supporting materials underlying the statistics you cite on page 13, or advise where we can access those materials online.

Stadium Capital will supplementally provide the studies and other supporting materials to the Staff.

Christina Chalk, Esq.

April 21, 2015

Other Matters

Stadium Capital will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*          *          *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 320-4901 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Berger

David J. Berger

Enclosures

cc:	Dominic P. DeMarco, Stadium Capital Management, LLC